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                                                                     EXHIBIT 4.7

May 1, 1996

Charles Castelli
141 E. Central Avenue
Palisades Park, NJ 07650

                              Employment Agreement
                              --------------------

Dear Mr. Castelli:

The purpose of this letter is to summarize the terms of our agreement for your employment as Chairman and Chief Technology Officer (CTO) of Linkon Corporation. As CTO, this full time position reports to me as President and CEO and is located in our Fairfield, CT office. Following are the terms of employment:

1.) Responsibility
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You will be responsible for the strategic direction of Linkon's product offerings. You will survey the technical, trade and financial literature and make recommendations on products or companies Linkon Corporation should create, use or acquire. Attachment 1 to this letter provides a more detailed definition of duties.

2.) Compensation
----------------

        A monthly base salary of $8,500 which will be reviewed annually. Once the company achieves profitability at the operating income level for at least two consecutive quarters, this monthly base salary shall be $10,000. And upon the company achieving profitability for at least two consecutive quarters at the net income level, this monthly base salary shall be 12,500 per month.

        A performance bonus of $25,000 paid annually based upon achievement of goals as defined in Attachment 2 of this letter.

        Participation in our "Executive Incentive Compensation Plan" upon its implementation.

3.) Options
-----------

        You will participate in the Linkon stock option plan.
        You will receive in any event, 100,000 fully vested options provided Linkon Corporation shows a net profit for two consecutive quarters.

4.) Benefits
------------

        Linkon has health and life insurance programs for which you are eligible.
        Linkon has a 401K program for which you are eligible.
        You will be entitled to one month vacation.
        You will receive an auto allowance of $600 per month.

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Term
----

The term of this employment agreement shall commence on the day of the signing of this employment agreement and shall continue for two years or until otherwise terminated in this agreement.

5.) Termination
---------------

        In the event you are terminated for cause, you will receive no compensation. "Cause" is defined as: (i) Violation of any rule or regulation of any regulatory organization or Governmental agency which is injurious to Linkon. (ii) Your conviction of a felony.
             (iii) Your conviction of any crime involving moral turpitude. (iv) A finding that you sexually harassed or discriminated against any company employee. (v) A material breach of the terms of this offer.
        Should Linkon terminate you, you will receive a severance payment equal to one year salary plus any bonus earned and benefits.
        In the event, Linkon undergoes a sales, merger or acquisition to a 3rd
             Party resulting in your termination, you will receive a severance payment equal to one year base salary plus any bonus earned and benefits.

6.) Indemnification
-------------------

Linkon will indemnify you for any and all claims, suits, proceedings, damages, losses or liabilities incurred by you and arising out of any acts or decisions done or made by Linkon from the signing of this agreement. Linkon agrees to pay your reasonable expenses, including reasonable attorney's fees, actually incurred by you in connection with the defense of any such action, suit or proceedings and in connection with any appeal thereon including the cost of court settlements if such settlement is agreed to by Linkon. Nothing contained herein shall entitle you to indemnification by Linkon in excess of that permitted by applicable law.

7.) Non-Competition
-------------------

You agree that in consideration for Linkon's agreement contained in this offer, you will not, directly or indirectly, be employed by, manage, operate, control or acquire an interest in, or otherwise engage or participate in any business which is in competition with the business of Linkon.

Please sign this letter as an indication of your acceptance of these terms of employment.

Sincerely,

/s/ Lee W. Hill

Lee W. Hill
President and CEO


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enclosure (2)            I accept the terms of this employment agreement,


                  /s/ Charles Castelli                        5/1/96
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                  Charles Castelli                            Date

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